                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)*


                 ALLMERICA PROPERTY & CASUALTY COMPANIES, INC.
        ________________________________________________________________
                                (Name of Issuer)

                                  Common Stock
        ________________________________________________________________
                         (Title of Class of Securities)


                                   01-975T105
                         _____________________________
                                 (CUSIP Number)

Allmerica Financial Corporation         COPY TO:         Lauren I. Norton, Esq.
440 Lincoln Street                                       Ropes & Gray
Worcester, MA 01605                                      One International Place
Attention:  John F. Kelly, Esq.                          Boston, MA 02110
(508) 855-1000                                           (617) 951-7000
-----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 19, 1997
             ______________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement    (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              AMENDMENT NO. 10 TO
                                  SCHEDULE 13D
                                  ------------


  This Amendment No. 10 to Schedule 13D relating to the common stock, $1.00 par value per share, (the "Common Stock") of Allmerica Property & Casualty Companies, Inc. (the "Issuer") is filed to reflect the following information:

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

  Item 3 is hereby amended to include the following paragraph immediately after the last paragraph:

  On February 19, 1997, AFC, APY Acquisition, Inc., a wholly owned subsidiary of AFC ("Merger Sub") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which AFC will acquire all of the outstanding shares of Common Stock that the Filing Persons do not currently own. The Merger Agreement is incorporated herein by reference as Exhibit 19 hereto. All descriptions and summaries of the Merger Agreement included in the Schedule 13D are qualified in their entirety by reference to the Merger Agreement.

Item 4.   Purpose of the Transaction.
          --------------------------

  Item 4 is hereby amended to include the following immediately following the penultimate paragraph and immediately preceding the last paragraph:

  On February 19, 1997, AFC, Merger Sub and the Issuer entered into the Merger Agreement. The Merger Agreement is incorporated herein by reference as Exhibit 19 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference thereto. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), resulting in the Issuer becoming a wholly owned subsidiary of AFC. Each outstanding share of Common Stock other than shares owned by Filing Persons or by persons who properly perfect their appraisal rights under the Delaware General Corporation Law, will be converted into the right to receive, at the election of the holder, one of the following (collectively, the "Merger Consideration"):

   (i) (x) 0.4 (the "Standard Exchange Ratio") of a share of the Common Stock, $.01 par value of AFC ("AFC Common Stock") and (y) an amount in cash, without interest, equal to $17.60 (the "Standard Cash Consideration"); provided, however, that (1) in the event the average closing price of AFC Common Stock for the ten consecutive trading days ending on the fifth trading day prior to the effective date of

                               Page 2 of 7 Pages
       the Merger (the "Average Stock Price") is less than $36.00, the
       Standard Cash Consideration shall be equal to (A) $32.00 less (B) the Standard Exchange Ratio multiplied by the Average Stock Price and (2) in the event the Average Stock Price is greater than $41.00, the Standard Cash Consideration shall be equal to (A) $34.00 less (B) the Standard Exchange Ratio multiplied by the Average Stock Price (collectively, the "Standard Consideration"); or

  (ii) 0.85714 (the "Stock Exchange Ratio") of a share of AFC Common Stock (the "Stock Consideration"); provided, however, that (1) in the event the Average Stock Price is less than $36.00, the Stock Exchange Ratio shall be equal to $32.00 divided by the Average Stock Price and (2) that in the event the Average Stock Price is greater than $41.00, the Stock Exchange Ratio shall be equal to $34.00 divided by the Average Stock Price; or

(iii) cash, without interest, in an amount equal to $33.00 (the "Cash Consideration"); provided, however, that (1) in the event the Average Stock Price is less than $36.00, the Cash Consideration shall be equal to $32.00 and (2) in the event the Average Stock Price is more than $41.00, the Cash Consideration shall be equal to $34.00.

  The maximum number of shares of AFC Common Stock to be issued in the Merger is approximately 9.67 million shares. The form of payment of the Merger Consideration will be prorated in the event the Cash Consideration or the Stock Consideration is over subscribed. Immediately prior to the consummation of the Merger, the Certificate of Incorporation of the Issuer will be amended to authorize a Class B Common Stock of the Issuer, $5.00 par value (the "Class B Common Stock"). Immediately prior to the consummation of the Merger, each share of Common Stock owned by the Filing Persons will be exchanged for one share of Class B Common Stock (the "Recapitalization").

  AFC will cause SMA to execute, as a holder of 59.5% of the outstanding shares of Common Stock, a written consent of shareholders (a) adopting the Merger Agreement and approving the Merger and (b) approving the amendment to the certificate of incorporation of the Company to authorize the issuance of the Class B Common Stock pursuant to the Recapitalization.

  The respective obligation of each party to the Merger Agreement to effect the Merger is subject to the fulfillment of various conditions, including (i) that all necessary approvals from insurance regulatory authorities and other governmental authorities shall have been obtained, (ii) that the Form S-4 filed to register the AFC Common Stock to be issued in connection with the Merger shall have been declared effective by the Securities and Exchange Commission and that such shares shall have been approved for listing on the New York Stock Exchange (the "NYSE") and (iii) that the Recapitalization shall have been completed. Additionally, (i) the obligation of the Issuer to effect the Merger is subject to fulfillment of the conditions (a) that each of AFC and Merger Sub shall have performed in all material respects its agreements contained in the Merger Agreement and that the representations and warranties of each contained therein shall have

                               Page 3 of 7 Pages
remained true and correct and (b) that the Issuer shall have received a fairness opinion from Salomon Brothers Inc to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (other than the Filing Persons) and such fairness opinion shall not have been withdrawn and
(ii) the obligation of AFC to effect the Merger is subject to fulfillment of the conditions (a) that the Issuer shall have performed in all material respects its agreements contained in the Merger Agreement and that the representations and warranties of the Issuer contained therein shall have remained true and correct and (b) that AFC shall have received a fairness opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that the Merger is fair to AFC, from a financial point of view, and such fairness opinion shall not have been withdrawn.

  Consummation of the Merger would result in the Filing Persons, or their affiliates, owning all or substantially all of the outstanding shares of Common Stock of the Issuer and would have the effect of (i) delisting the Common Stock of the Issuer from the NYSE, (ii) making the Common Stock of the Issuer eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended, (iii) permitting the Filing Persons to change the capitalization and dividend policy of the Issuer, and (iv) permitting the Filing Persons to elect all of the directors of the Issuer and otherwise control the management of the Issuer.

  Upon the consummation of the Merger the directors of Merger Sub immediately prior to the consummation of the Merger will be the directors of the Issuer and the officers of the Issuer immediately prior to the Effective Time will be the officers of the Issuer.

  The Merger Agreement may be terminated and the Merger may be abandoned (i) by the mutual consent of AFC, Merger Sub and, with the consent of the Special Committee, the Issuer, at any time prior to the Effective Time, (ii) by action of the Board of Directors of either AFC or, with the consent of the Special Committee, the Issuer if (a) the Merger shall not have been consummated by September 30, 1997, or (b) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable or (c) insurance regulatory authorities shall have issued an order or ruling or taken other action denying approval of the transactions contemplated by this Agreement, and such order, ruling or other action shall have become final and nonappealable, (iii) by action of the Board of Directors of the Issuer (with the consent of the Special Committee) if, prior to the Effective Time, (a) the Board of Directors of the Issuer determines in good faith, upon advice of counsel, that notwithstanding a binding commitment to consummate the Merger pursuant to the Merger Agreement entered into in the proper exercise of their fiduciary duties, failure to terminate the Merger Agreement would likely be a breach of such fiduciary duties by reason of an alternative proposal with respect to the Issuer being made, (b) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of AFC or (c) the Board of Directors of the Purchaser shall have withdrawn or modified in a manner materially adverse to the Company its approval or recommendation of the Merger Agreement or the Merger, (iv) by the Special Committee on behalf of the Issuer at any time prior to the Effective Time if the Special Committee withdraws or materially modifies or changes its recommendation of the Merger

                               Page 4 of 7 Pages

Agreement or the Merger and the Special Committee determines in good faith, upon advice of counsel, that notwithstanding a binding commitment to consummate the Merger pursuant to the Merger Agreement entered into in the proper exercise of their fiduciary duties, failure to terminate the Merger Agreement would likely be a breach of such fiduciary duties by reason of an alternative proposal with respect to the Issuer being made or (v) by action of the Board of Directors of AFC, at any time prior to the Effective Time if (a) the Board of Directors of the Issuer and the Special Committee shall have withdrawn or modified in a manner materially adverse to AFC its approval or recommendation of the Merger Agreement or the Merger, or (b) there has been a breach by the Issuer of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on the Issuer or
(c) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the Issuer.

  The Merger Agreement has been approved by the Board of Directors of the Issuer, based on the recommendation of the Special Committee that the Merger Agreement be approved. In determining to recommend approval of the Merger Agreement, the Special Committee based its determination, in part, on the receipt of an opinion of Salomon Brothers Inc to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (other than the Filing Persons). The Board of Directors of AFC has also approved the Merger Agreement, basing its decision in part on its receipt of an opinion of Merrill Lynch to the effect that the Merger Consideration is fair, from a financial point of view, to AFC.

  AFC's purposes for entering into the Merger Agreement are to (i) improve its ability to utilize capital efficiently and flexibly, (ii) simplify its corporate structure and improve market understanding, (iii) stabilize the statutory capital position of FAFLIC, (iv) increase AFC's public market float and (v) create liquidity for public shareholders of the Issuer at a fair price.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
  to Securities of the Issuer.
  ---------------------------

  Item 6 is hereby amended by adding the following immediately after the first paragraph:

     Under the Merger Agreement AFC has agreed to cause SMA to execute, as a holder of 59.5% of the outstanding shares of Common Stock, a written consent of shareholders (a) adopting the Merger Agreement and approving the Merger and (b) approving the amendment to the certificate of incorporation of the Company to authorize the issuance of the Class B Common Stock pursuant to the Recapitalization. No other shareholder approval is required.

Item 7.   Material to Be Filed as Exhibits
          --------------------------------

  Item 7 is hereby amended by the addition of the following exhibits to the end thereof:


Exhibit 19* Agreement and Plan of Merger dated February 19, 1997 among AFC, the Issuer and Merger Sub.



                               Page 5 of 7 Pages

Exhibit 20* Joint press release dated February 19, 1997 of AFC and the Issuer announcing the Merger Agreement.


*Incorporated by reference to Exhibits 1 and 2 to the Current Report on Form 8-K of AFC (Commission File Number 1-13754) dated February 19, 1997.

                               Page 6 of 7 Pages

                                   SIGNATURE
                                   ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 1997

                                                 ALLMERICA FINANCIAL CORPORATION


                                                 By:  /s/ John F. Kelly
                                                    ---------------------------
                                                    Title: Vice President


                                                 FIRST ALLMERICA FINANCIAL LIFE
                                                 INSURANCE COMPANY


                                                 By:  /s/ John F. Kelly
                                                    ---------------------------
                                                    Title: Vice President


                                                 SMA FINANCIAL CORP.


                                                 By:  /s/ John F. Kelly
                                                    ---------------------------
                                                    Title: Vice President

                               Page 7 of 7 Pages